Exhibit 99.1

Bragg Gaming Begins Global iGaming Content Roll-Out with PokerStars

Agreement with Leading Operator Positions Company for Further iGaming Market Growth in Europe and North America

Toronto, August 8, 2023 - Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) today announced that it has signed a global content distribution agreement with PokerStars, a leading brand from Flutter Entertainment (LSE:FLTR), to provide a range of its successful games for PokerStars’ customers worldwide. The agreement furthers Bragg’s commitment to becoming a must-have content supplier for global tier-one iGaming operators.

Bragg expects to begin its European roll-out with the operator, including the UK, Italy, Portugal, Spain, Denmark, Sweden and the Czech Republic, in the coming weeks, followed by New Jersey, Michigan and Pennsylvania.

The agreement with PokerStars includes proven player-favorites from the Company’s Bragg Studios, including Fairy Dust and Mystery Mine from Atomic Slot Lab and Sea of Plenty from Indigo Magic. Additionally, Bragg will provide to PokerStars exclusive content from its Powered by Bragg portfolio, including the hit game Devil’s Lock from Bluberi. Content delivered to PokerStars will collectively provide unique and localized experiences.

Lara Falzon, President and Chief Operating Officer at Bragg Gaming Group, commented: “We’re delighted to partner with PokerStars, one of the most well-known global tier-one operators and a key brand from Flutter, to deliver our content to their players on a worldwide basis. Our high-performing games will deliver unique experiences for their players in the UK, Europe and North America and we are pleased to be in a position to benefit from their global reach.

“This agreement dovetails with our strategy to seek out and work with major strategic partners and we believe working with PokerStars and Flutter aligns perfectly with our growth ambitions. We look forward to launching our exclusive proprietary and third-party content with PokerStars in an increasing number of markets over the coming months.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content and cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group

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Contacts:

Investors:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
investors@bragg.games

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group
press@bragg.group